UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                   ECTEL LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       ORDINARY SHARES, NIS 0.04 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M29925100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Shlomo Heller
                              Koor Industries Ltd.
                                 Telrad Building
                               14 Hamelacha Street
                                    Park Afek
                           Rosh Ha'ayin, 48091, Israel
                                 +972 3 900 8420

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MAY 10, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

-------------------------------------

CUSIP No. M29925100                                            SCHEDULE 13D
-------------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              Telrad Networks Ltd.
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a) [ ]
               (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS
              N/A
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Israel
-------------------------- -----------  ----------------------------------------
        NUMBER OF               7       SOLE VOTING POWER
         SHARES                         - 0 -
      BENEFICIALLY         -----------  ----------------------------------------
        OWNED BY                8       SHARED VOTING POWER
          EACH                          1,619,032
        REPORTING          -----------  ----------------------------------------
         PERSON                 9       SOLE DISPOSITIVE POWER
          WITH                          - 0 -
                           -----------  ----------------------------------------
                               10       SHARED DISPOSITIVE POWER
                                        1,619,032
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,619,032
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES [ ]

------------- ------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.4%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO

------------- ------------------------------------------------------------------

--------------------------------------------      ------------------------------

                                       CUSIP      SCHEDULE 13D
No. M29925100
--------------------------------------------      ------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              M.A.G.M. Chemistry Holdings Ltd.
------------- ------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]    (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS
              N/A
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Israel
-------------------------- -----------  ----------------------------------------
                                7       SOLE VOTING POWER
        NUMBER OF                       - 0 -
         SHARES            -----------  ----------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER
        OWNED BY                        2,318,414
          EACH             -----------  ----------------------------------------
       REPORTING                9       SOLE DISPOSITIVE POWER
        PERSON                          - 0 -
         WITH              -----------  ----------------------------------------
                               10       SHARED DISPOSITIVE POWER
                                        4,359,240*
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,318,414
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES  [ ]

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.9%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- ------------------------------------------------------------------
* includes 2,040,826 shares held by Clal Electronics Industries Ltd., Ofer (Ships holding) Ltd., Isal Amlat Investments (1993) Ltd., D Partners (Israel) Limited Partnership, D Partners (BVI) L.P., Carmel Software Fund (Israel) L.P.,

Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund GbR, and Carmel V.C. Ltd. (acting for Siemens Venture Capital
GmbH), by reason of an agreement among such shareholders not to dispose of certain Ordinary Shares of the Company held by all the parties to the agreement for one year as described in greater detail in Item 6 below, to which the Reporting Persons disclaim beneficial ownership.

--------------------------------------------     -------------------------------

                                       CUSIP     SCHEDULE 13D
No. M29925100
--------------------------------------------     -------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              Koor Industries Ltd.
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]   (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS
              N/A
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Israel
-------------------------- -----------  ----------------------------------------
                                7       SOLE VOTING POWER
        NUMBER OF                       - 0 -
         SHARES            -----------  ----------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER
        OWNED BY                        3,937,446
          EACH             -----------  ----------------------------------------
        REPORTING               9       SOLE DISPOSITIVE POWER
         PERSON                         - 0 -
          WITH             -----------  ----------------------------------------
                               10       SHARED DISPOSITIVE POWER
                                        5,978,272*
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,937,446
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES  [ ]

------------- ------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               20.3%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- ------------------------------------------------------------------
* includes 2,040,826 shares held by Clal Electronics Industries Ltd., Ofer (Ships holding) Ltd., Isal Amlat Investments (1993) Ltd., D Partners (Israel) Limited Partnership, D Partners (BVI) L.P., Carmel Software Fund (Israel) L.P.,

Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund GbR, and Carmel V.C. Ltd. (acting for Siemens Venture Capital
GmbH), by reason of an agreement among such shareholders not to dispose of certain Ordinary Shares of the Company held by all the parties to the agreement for one year as described in greater detail in Item 6 below, to which the Reporting Persons disclaim beneficial ownership.

ITEM 1.   SECURITY AND ISSUER

          This Amendment No. 2 relates to the Ordinary Shares, NIS 0.04 par value (the "Ordinary Shares"), of ECTel Ltd., a corporation organized under the laws of Israel (the "Company"), and amends the Schedule 13D, with an event date of October 1, 2001. The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used in this Amendment and otherwise undefined shall have the meanings ascribed in the Schedule.

          This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information that has materially changed since the filing of the Schedule.

ITEM 2.  IDENTITY AND BACKGROUND

          M.A.G.M. Chemistry Holdings Ltd. ("MAGM") is a corporation organized under the laws of Israel and a wholly owned subsidiary of Koor Industries Ltd. MAGM's principal business is a holding company. The address of MAGM's principal office is Telrad Building, 14 Hamelacha Street, Park Afek, Rosh Ha'ayin, Israel 48091. The name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer and director of MAGM is set forth in Annex A to this Amendment.

          During the last five years, none of the executive officers or directors of MAGM has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were any of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.  See Item 5 below.

ITEM 4.  PURPOSE OF TRANSACTION

          See Item 5 below. Neither MAGM nor any of its executive officers or directors has any plans or proposals that related to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange;
(i) a class of equity securities of the Company becoming ineligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     On May 10, 2004, ECI Telecom Ltd. ("ECI") distributed 7,600,000 Ordinary Shares as a dividend to ECI shareholders. MAGM is a shareholder of ECI and, accordingly, received 2,318,414 Ordinary Shares or 12.8% of the outstanding Ordinary Shares as a result of such dividend distribution. MAGM, Telrad Networks Ltd. ("Telrad") and Koor Industries Ltd., as a group, collectively hold 3,937,446 Ordinary Shares or 21.9% of the outstanding Ordinary Shares.

          Since the most recent filing of the Schedule 13D, Telrad effected the following sales of Ordinary Shares in open market transactions on the NASDAQ National Market:

-----------------  ------------------- ---------------- ------------------------
Date               No. of Shares Sold  Price Per Share  Total Price Received (1)
-----------------  ------------------- ---------------- ------------------------
May 1, 2002        100                 $13.6            $1,360
-----------------  ------------------- ---------------- ------------------------
May 6, 2002        2,656               $13.45           $35,723
-----------------  ------------------- ---------------- ------------------------
May 6, 2002        482                 $13.5            $6,507
-----------------  ------------------- ---------------- ------------------------
May 7, 2002        340                 $13.25           $4,505
-----------------  ------------------- ---------------- ------------------------
May 7, 2002        300                 $13.05           $3,915
-----------------  ------------------- ---------------- ------------------------
May 9, 2002        213                 $12.25           $2,609
-----------------  ------------------- ---------------- ------------------------
June 26, 2002      500                 $11.16           $5,580
-----------------  ------------------- ---------------- ------------------------
June 26, 2002      864                 $11.2            $9,677
-----------------  ------------------- ---------------- ------------------------
June 27, 2002      426                 $11.31           $4,818
-----------------  ------------------- ---------------- ------------------------
July 1, 2002       340                 $11.59           $3,940
-----------------  ------------------- ---------------- ------------------------
July 2, 2002       680                 $11.65           $7,922
-----------------  ------------------- ---------------- ------------------------
July 3, 2002       964                 $11.2            $10,797
-----------------  ------------------- ---------------- ------------------------
July 10, 2002      2,657               $11.3            $30,024
-----------------  ------------------- ---------------- ------------------------
July 10, 2002      680                 $11.65           $7,922
-----------------  ------------------- ---------------- ------------------------
July 15, 2002      680                 $11.05           $7,514
-----------------  ------------------- ---------------- ------------------------
July 17, 2002      500                 $11.32           $5,660
-----------------  ------------------- ---------------- ------------------------
July 23, 2002      425                 $10.77           $4,577
-----------------  ------------------- ---------------- ------------------------
October 1, 2002    10,000              $8.2373          $82,373
-----------------  ------------------- ---------------- ------------------------
October 7, 2002    426                 $7.39            $3,148
-----------------  ------------------- ---------------- ------------------------
October 21, 2002   284                 $8.04            $2,283
-----------------  ------------------- ---------------- ------------------------
October 30, 2002   71                  $7.85            $557
-----------------  ------------------- ---------------- ------------------------
November 11, 2002  680                 $8.27            $5,623
-----------------  ------------------- ---------------- ------------------------
November 14, 2002  1,000               $8.5             $8,500
-----------------  ------------------- ---------------- ------------------------
November 21, 2002  2,000               $9.5             $19,000
-----------------  ------------------- ---------------- ------------------------
November 21, 2002  1,000               $9.5             $9,500
-----------------  ------------------- ---------------- ------------------------
November 25, 2002  250                 $10.0            $2,500
-----------------  ------------------- ---------------- ------------------------
December 2, 2002   15,000              $9.46            $141,900
-----------------  ------------------- ---------------- ------------------------
January 14, 2003   115                 $9.5             $1,092
-----------------  ------------------- ---------------- ------------------------
January 15, 2003   885                 $9.5             $8,407
-----------------  ------------------- ---------------- ------------------------
January 16, 2003   6,250               $9.5             $59,375
-----------------  ------------------- ---------------- ------------------------
April 8, 2003      567                 $5.11            $2,897
-----------------  ------------------- ---------------- ------------------------
May 29, 2003       19,750              $6.8             $134,300
-----------------  ------------------- ---------------- ------------------------
August 4, 2003     1,445               $6.3179          $9,129
-----------------  ------------------- ---------------- ------------------------
August 11, 2003    425                 $5.5376          $2,353
-----------------  ------------------- ---------------- ------------------------
September 25, 2003 680                 $6.13            $4,168
-----------------  ------------------- ---------------- ------------------------
(1) Includes brokers' commissions.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On March 22, 2004 MAGM, Clal Electronics, Ofer (Ships holding) Ltd., Isal Amlat Investments (1993) Ltd., D Partners (Israel) Limited Partnership, D Partners (BVI) L.P., Carmel Software Fund (Israel) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund GbR, and Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH) enter into an Agreement (the "Shareholders Agreement"). Under the Shareholders Agreement, the parties agreed not to dispose or enter into any transactions in connection with the potential disposition of the Ordinary Shares they receive in the dividend distribution described in Item 5 above during the twelve months following the date of such distribution, subject to certain exceptions, all as set forth in the Shareholders Agreement the full text of which is attached to this Schedule 13D as Exhibit 3 and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1:        Joint Filing Agreement

     Exhibit 2:        Power of Attorney

     Exhibit 3: Agreement dated March 22, 2004 between MAGM, Clal Electronics, Ofer (Ships holding) Ltd., Isal Amlat Investments (1993) Ltd., D Partners (Israel) Limited Partnership, D Partners (BVI) L.P., Carmel Software Fund (Israel) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund GbR, and Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH).

                                   SIGNATURES

             After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: June 29, 2004


                                     KOOR INDUSTRIES LTD.


                                          By: /s/ Shlomo Heller
                                              --------------------------------
                                              Name:  Shlomo Heller
                                              Title: General Counsel


                                      TELRAD NETWORKS LTD.


                                          By: /s/ Reuven Avi-Tal
                                              --------------------------------
                                              Name:  Reuven Avi-Tal
                                              Title: Chief Executive Officer


                                      M.A.G.M. CHEMISTRY HOLDINGS LTD.


                                          By: /s/ Shlomo Heller /s/ Yuval Yanai
                                              ---------------------------------
                                              Name:  Shlomo Heller; Yuval Yanai
                                              Title: Director; Director

                                                                         ANNEX A

----------------------   -----------------------------   -----------------------
Name of Executive        Present Principal               Residence or
Officer/Director and     Occupation or                   Business Address
Citizenship              Employment
----------------------   -----------------------------   -----------------------
Yuval Yanai              Chief Financial Officer,        14 Hamelacha Street
Israel                   Koor Industries Ltd.            Park Afek
                                                         Rosh Ha'ayin
                                                         48091 Israel
----------------------   -----------------------------   -----------------------
Yoel Shemesh             Chief Accounting Department,    14 Hamelacha Street
Israel                   Koor Industries Ltd.            Park Afek
                                                         Rosh Ha'ayin
                                                         48091 Israel
----------------------   -----------------------------   -----------------------
Shlomo Heller            General Counsel                 14 Hamelacha Street
Israel                   Koor Industries Ltd.            Park Afek
                                                         Rosh Ha'ayin
                                                         48091 Israel
----------------------   -----------------------------   -----------------------